Exhibit 21.1

Fenbo Holdings Limited

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation

Rich Legend Holdings Limited	British Virgin Islands
Fenbo Industries Limited	Hong Kong
Able Industries Limited	Hong Kong
Fenbo Plastic Products Factory (Shenzhen) Ltd.	People’s Republic of China